

August 26, 2013

Via Email
Caitlin Jeffs
Chief Executive Officer
Red Metal Resources Ltd.
195 Park Avenue
Thunder Bay
Ontario, Canada P7B 1B9

Re: Red Metal Resources Ltd.
Registration Statement on Form S-1
Filed August 15, 2013
File No. 333-190647

Dear Ms. Jeffs:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   We note that you are registering shares of your common stock to be issued to individuals who have agreed to accept shares in payment for indebtedness. We also note your disclosure on page 12 that you "intend" to enter into agreements with the debt holders to pay off the debt with shares of common stock. Please revise to reconcile such disclosure and clarify whether the individuals have already agreed to accept shares in payment for debt or whether they will make such determination at a later date. Based upon the current disclosure, it appears that offers or sales of your securities may have occurred prior to the filing of the registration statement. If such offers or sales have already occurred, please revise your offering to cover the resale of such shares, and provide us with an analysis

detailing the exemption relied upon for the initial offers and sales to your debt holders and why that particular exemption is available to you. Please note that if you intend to register the resale of your shares, the private placement of the common stock to the holders of your debt must have been completed before the filing of your registration statement. Refer to Securities Act C&DI Questions 134.02 and 134.03. We may have further comment.

2.   Please provide the information required by Item 303(a)(1) and Instruction 4 to Item 504 or Regulation S-K, as applicable, with regard to the debt extinguished in the offering.

3.   Please file any agreements relating to retirement of your debt in exchange for shares of your stock as exhibits to your registration statement. See Item 601(b)(10) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Adam F. Turk at (202) 551-3657 or Pamela Howell at (202) 551-3357 with any questions.

Sincerely,

John Reynolds
Assistant Director

cc: Mary Ann Sapone
        Richardson & Patel, LLP